Filed by Viisage Technology, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Identix Incorporated

Subject Company’s Exchange Act

File No. 01-09641

Additional Information and Where to Find It

Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.

Participants In Solicitation

Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

The management of Viisage, SecuriMetrics, and L-1 Investment Partners hosted a conference call with the investment community to discuss Viisage’s acquisition of SecuriMetrics at 11:30 a.m. ET on Monday, February 6, 2006.

Following is the final transcript of Viisage/SecuriMetrics Acquisition Announcement Conference Call.

CORPORATE PARTICIPANTS

Lauren Levine

Financial Dynamics - IR

Bob LaPenta

Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Greg Peterson

SecuriMetrics - Founder, CEO

Bernard Bailey

Viisage Technology - President, CEO

CONFERENCE CALL PARTICIPANTS

Paul Coster

JPMorgan - Analyst

Joel Fishbein

Janney Montgomery Scott - Analyst

Jeff Kessler

Lehman Brothers - Analyst

Jay Meier

MJSK Equity Research - Analyst

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Rob Allen

Frost & Sullivan - Analyst

Noah Popaneck

Thomas Weisel Partners - Analyst

Damian Gilbert

Chesapeake Partners - Analyst

Tim Quillin

Stephens, Inc - Analyst

Keith LaRose

Bradley, Foster & Sargent - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to today’s call regarding the acquisition of SecuriMetrics by Viisage. My name is Anthony, and I will be your coordinator for today. (Operator Instructions).

I would now like to turn the call over to Ms. Lauren Levine of Financial Dynamics. Please proceed, ma’am.

Lauren Levine - Financial Dynamics - IR

Good morning, everybody. Thank you for joining us to discuss today’s announcement that Viisage Technology has agreed to acquire SecuriMetrics. Joining us today are Mr. Bob LaPenta, Chairman of Viisage and Chairman, CEO and Founder of L-1 Investment Partners; Mr. Bernard Bailey, President and CEO of Viisage; and Mr. Greg Peterson, Founder and CEO of SecuriMetrics.

Statements representative of L-1 and Viisage made on this call that are not historical facts are accurate as of today’s press release and conference call, February 6, 2006. These comments may be considered to be forward-looking statements that involve risks and uncertainties. You should refer to Viisage’s Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 under the heading “Certain Factors That May Affect Future Results” as well as Viisage’s subsequent SEC filings for more information on the risk factors that could cause actual results to differ perhaps materially from statements made today. L-1 and Viisage undertake no obligation to publicly release any revision to any forward-looking statement made today or otherwise update or supplement statements made on this call.

In addition, on this call, we plan to discuss EBITDA or earnings before interest, taxes, depreciation and amortization, a non-GAAP measure within the meaning of applicable SEC regulations. Viisage believes that presenting EBITDA nonetheless provides investors with meaningful information about operating performance. Viisage has not provided a quantitative reconciliation of EBITDA with projected net income because such reconciliation cannot be provided without unreasonable effort.

I will now turn the call over to Mr. Bob LaPenta. Bob, please go ahead.

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Good morning, everyone. Thanks for participating in the call. We would like to just provide a brief summary on what we think is another exciting development here at Viisage. Before I talk about SecuriMetrics, I’d just like to give you a brief update on where we stand on the previously-announced Identix acquisition.

Things are moving forward very smoothly regarding the Identix acquisition. We are very close to filing our proxy with the SEC. We expect to do that within the next week. We’re moving forward with our Justice Department filing, and we expect to have that done in — something filed I guess by the beginning of March. So we are moving along on the previously-disclosed schedule. Again, we hope to have the transaction closed by some time the end of — let’s say the end of May, beginning of June.

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

The integration is going well. We have initiated an integration committee headed by Bernard Bailey. We have all of the key players on that committee, and we expect to have a lot of the integration issues identified and being worked on, so we can hit the ground running when we close the transaction. So, on the Identix front, everything is moving according to plan and we’re very excited about completing that acquisition.

Now, on the SecuriMetrics, you will recall again going back to the beginning that our plan here when we invested in Viisage was to use it as a very strong platform base to build what we believe to be the only multimodality biometric company in the world. We talked about a couple of phases — Phase I, adding those modalities, putting them in position to have an end-to-end solution starting with document authentication and then right to the end of the credentialing process.

We did IBT; we announced Identix. And this transaction I think — you know just about completes our Phase I effort. So there may be one or two minor things added beyond here. But, we think now that we are in a position — in the unique position to be the multimodality biometric identity solution provider in the world. So we are very excited about that.

We worked on this transaction for a long time. We believe that this is one of the more quality companies in this space. From the management team to their product offerings, they really have their act together. We’re very impressed with everything we’ve seen here, and we are excited about their markets, their products that they are currently providing to the DoD. We think we’re going to move these on an accelerated basis. With this combination, we’re going to expand their presence in the criminal market. And then ultimately, I think iris is going to be a big player in access security and in the financial market.

So, we are excited about it. It’s a company that has no debt. They are profitable. They are going to have EBITDA in the $3 million range in ‘06. And their sales in ‘05 are going to be a little bit less than 10, and we are expecting a 50% improvement in ‘06. So, you can see very nice organic growth and very strong operating margins. Their margins in ‘05 are about 66%, and we expect those to increase to over 75% in ‘06. So, a very, very nice transaction, and we — you may have some questions. At this point, we will give you the stage.

QUESTION AND ANSWER

Operator

(Operator Instructions). Paul Coster, JPMorgan.

Paul Coster - JPMorgan - Analyst

Bob, perhaps you can just give us a little bit of color around the intellectual property that this company has and how it stacks up to iris technologies elsewhere in the market (multiple speakers)?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Yes, sure. They — SecuriMetrics along with a couple of other players have licensed technology from Iridian. Many of us in this space and I’m sure many of the people on the phone are aware that Iridian has given perpetual licenses to a number of companies — LG, Panasonic, SecuriMetrics — along the way.

SecuriMetrics actually paid an amount for a paid-up license. We think they have very, very — you know a very, very advantageous license agreement. Right now, Iridian is questioning some of the details of that. We’re very, very confident that we are in a very, very strong position regarding that. But, they are currently using the Iridian technology, and we have a perpetual license to do so.

Paul Coster - JPMorgan - Analyst

Of the I think you said almost $10 million in revenues that we saw in ‘05, I think a pretty big chunk of it came from the DoD if I’m correct.

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

That’s correct.

Paul Coster - JPMorgan - Analyst

Can you sort of give us some sense of the breakdown of the revenue? And also, what contracts or what programs you think are coming up which make iris technology interesting?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Well, as we mentioned in the press release, I would say about 50 — right now about 50% of their revenue comes from R&D funding in developing some of these new products. They mentioned that there are over 2,000 peers in the field. Those units sell for about $5,000 a piece. And they are completing development with this latest round of funding on the new HIIDE unit, which is the multimodality portable unit. We expect to begin shipping those sometime in the third quarter. So, a larger proportion of their revenue will begin becoming generated from production systems in the very near future.

Now, as far as programs, we think that there is going to be a big opportunity in the criminal market. They are already providing units to the criminal jails. You may have read that initially Registered Traveler was going to have a multimodality — it was going to be fingerprint and iris. The latest indication was perhaps iris would not be included. But we believe that when that program does move forward, iris will be a key component of that program; although, we’re not counting on it.

We’re working with a number of security companies in the financial space that want to and we believe will incorporate iris technology into their financial equipment offerings. I don’t want to elaborate too much on that, but we’re talking to a number of companies in the ATM world. We think there will be a big application in that space.

Operator

Joel Fishbein, Janney Montgomery Scott.

Joel Fishbein - Janney Montgomery Scott - Analyst

Quick question, follow-up question. In terms of the revenue that you guys are predicting for this transaction, was that already in the guidance that you had given previously or is this in addition to the guidance you had given?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

This will be added to that guidance. Now, we expect to complete the transaction by the end of February. We don’t think that’s going to be a problem. We expect SecuriMetrics to do something around $15 million for the year. So, you know, the first 2 months, maybe it’s $1 million off of that. But right now, we’re saying we would add 15 million to that guidance.

Now, I want to reiterate and I want to make sure we’re not being misunderstood here. Our guidance and the 220 number that we continue to talk about was a pro forma number that said if we assume the companies were together on January 1, ‘06, they would have on a 12-month basis 220 million of revenue and 40 million of EBITDA.

Now, again, we’re not going to be together as of January ‘06. So, some of the analysts have put together kind of estimates of what that number will be for the year. We have not put out formal guidance, and we are really waiting to see when we close the Identix transaction. And then, we will give more color and resolution on the guidance for the year.

But again, you know on a 12-month basis, this would bring us — again, assuming we are together as of January 1st — to about a $235 million number with 43 million of EBITDA on that pro forma basis.

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Joel Fishbein - Janney Montgomery Scott - Analyst

Just a quick follow-up in terms of Iridian. You’re not expecting any problems from them right relative to the closing of this transaction?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

No. People that know me know I am not a very litigious person. When it comes to litigation, I really don’t want to see the lawyers walk away with a little bit of money. So, you know, I — a, let me say this. We would not have entered into this transaction unless we were very, very, very confident of our position. I don’t want to really talk too much more about it other than to say I would hope to have a relationship with Iridian in the future — a very amicable one.

Joel Fishbein - Janney Montgomery Scott - Analyst

Last question — in terms of the one or two potential tuck-in areas, it looks like you’ve got the end-to-end right now. Would this just more be buying market presence in terms of the areas that you’re already in? Or do you think that you are short on any of the technology areas? Again, from my perspective, it looks like you’ve got most of the buckets already filled.

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

We’ve got most of the buckets filled. I think we’ve picked up the best of breed in all of the spaces. There’s just one little niche investment that I’m looking at — not large. And yes, I think Phase I is pretty much completed.

Operator

Jeff Kessler, Lehman Brothers.

Unidentified Speaker

This is actually [Mono] for Jeff. First, congratulations on another good acquisition. A couple of quick questions — first, even in terms of the — you said that if SecuriMetrics achieves some performance metrics, there will be another sort of a stock-based payout of about 11.5 million or whatever. Are those performance metrics based on the HIIDE units that you said you were going to deploy based on that? Or is there some specific program that you’re looking to?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

They are revenue goals and a couple of other contingency considerations.

Unidentified Speaker

And then going on into I guess Phase II, is that going to be predominantly also sort of stock-based acquisitions? Or is it going to be more on the cash side of things?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Yes, you will recall when we talked about Phase II, we talked about it being — moving us into a level — you know once we’ve now got these companies integrated — the multimodality aspects, the integration aspect of it done — we start generating real income and real cash flow. We would then look to Phase II, which are companies that we think complement both horizontally and vertically within this space, not biometric modality companies.

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

We have some companies in mind that are very interesting, and we just fill out the overall portfolio in a very, very complementary way. These are companies that right now have good market presence, very nice IP and strong earnings history already. So, in those cases, we would look to start using some leverage to make those acquisitions. And again, these are not 2 months away or 3 months away. These are going to be you know in the 8 to 12-month range.

Jeff Kessler - Lehman Brothers - Analyst

One final question — could you give a little more description I guess on SecuriMetrics sort of the mobile multimodality units and maybe sort of talk about possible synergies or overlaps with Identix’s IBIS and AFIS. Like do you see some sort of synergy that you could get from this or just a little description of what these handles actually are from SecuriMetrics?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

I will let my colleagues on the phone answer part a and b of that question. Paul, why don’t you take the first part — Greg, why don’t you take the first part?

Greg Peterson - SecuriMetrics - Founder, CEO

Happy to Bob, thank you. The HIIDE device — the multimodal device was developed in close conjunction with the Department of Defense and other U.S. government agencies. And this device was designed from the ground up to be compatible with deployments around the world for our Armed Forces. It includes iris, fingerprint and face and is a fully portable model that can operate in the field without connection to any other computer whatsoever or it may be connected to a host computer and larger databases. That device is completed in its development cycle, and now it is going through final testing and being brought to manufacturing status.

As far as integrating with Identix products and Viisage products, we will begin that process — I’m assuming Bob has us slated to do that forth with. And we’ll be working together very closely with the engineers in those other companies to ensure compatibility and seamless transfer.

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Right. And you know part b to that question, Bernard, I don’t know whether you want to elaborate on that.

Bernard Bailey - Viisage Technology - President, CEO

Sure. Let me just say a few things about that. Very clearly, you know what we’re really working towards here is an integrated technical platform because that’s what our customers are asking us to do. So as we build this together, one of Joseph Atick’s directions is that Dr. Atick will be responsible for bringing together an integrated product suite along with both Greg Peterson as well as Dr. [Lizouny] from Viisage to really create this. So these are the types of things that we really see coming together from a product integration standpoint probably over the next 6 to 12 months as a company.

Operator

Jay Meier, MJSK Equity Research.

Jay Meier - MJSK Equity Research - Analyst

Just a couple quick questions and one of — the first one is actually a follow-on to the previous question. You know outside of the Iridian license, I guess I don’t understand what the advantage of the new HIIDE platform is over what you just bought with Identix. Could you elaborate — could you discern between the two platforms and how they complement each other rather than simply overlap?

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Oh yes, well, Identix does not have an iris capability. So, the distinction here is iris. And the HIIDE unit incorporates and integrates the three modalities that we currently have now brought together in the combinations that we have announced.

Jay Meier - MJSK Equity Research - Analyst

Right. And my understanding of the Identix product is that it was at least two modalities.

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Well, the Identix has facial and fingerprint, okay? Viisage really was a document company. They had document authentication, and they also had a facial capability. And with the IBT acquisition, we had the credentialing capability. So, now we have — we have document authentication. We have the credentialing capability coming out of the Viisage platform. We have fingerprint and additional facial capability coming out of Identix. And we have now the iris capability coming out of SecuriMetrics.

Jay Meier - MJSK Equity Research - Analyst

I understand. So, the target for this acquisition was the iris license and not the actual products that they are going to be distributing — the HIIDE product for example?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Yes, no, what it does is it gives us a place in that market. So, now we can go to a customer and whether they want something based on iris or facial or fingerprint, we have all of those capabilities you know in our portfolio. So this rounds out our multimodality capability. Now there are others out there like voice and things like that, but those are not primary targets for us right now.

Jay Meier - MJSK Equity Research - Analyst

I understand. So I guess in a roundabout manner, why not just license the Iridian algorithms and embed it into Identix’s IBIS and AFIS platforms?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Well, SecuriMetrics has that license. They have a paid-up license, and they have developed technology and products around that capability. So, you would almost have to start from scratch.

Now, having said that, SecuriMetrics has tremendous capability now in iris. And they have the ability to develop their own algorithms beyond what they’ve already done here with PIER and HIIDE. But right now, we’re saying that we are very happy with the products and the technology we have and we are happy with the arrangement we have with Iridian.

Bernard Bailey - Viisage Technology - President, CEO

I would also add — this is Bernard Bailey. I would also add to answer your question, Jay, what also is exciting to us about SecuriMetrics is we’re buying into a business model here. You know besides the IP and the licensing and the applications and technology that they’ve built, they’ve got very, very strong customer relationships in some of the key markets for this technology, specifically the DoD. And with that is a strong revenue stream and as you saw in our press release, very strong support from the customer itself. So, all of that is extremely important to us as we’re building a business and not just licensing technology.

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Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Jay Meier - MJSK Equity Research - Analyst

I understand and that’s a good answer. Thanks. Okay, moving on, this is little high-altitude stuff. You know there’s been a lot of talk about iris over the last several years and one of the big sticking points with iris has been a pronounced lack of independent validation of the technology. Can you discuss that? What testing beds are actually testing it right now? Can you discuss some of the output from those tests?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Greg, you want to take that?

Greg Peterson - SecuriMetrics - Founder, CEO

There’s a — the NIST is involved currently in what’s called the Eye Scan Competition. And there are many algorithms being evaluated presently. I don’t have a date for release of that, but there’s at least 40 algorithms — iris algorithms being tested concurrently with equipment. So, NIST is of course a respected body, and they will be coming out with the reports very soon I believe.

Jay Meier - MJSK Equity Research - Analyst

Okay so, when you referred to testing in the press release, that’s what you’re talking about is the NIST independent validation?

Greg Peterson - SecuriMetrics - Founder, CEO

I’m sorry, testing in the press — oh no, (multiple speakers) the testing we’re talking about in the press release is the HIIDE testing. The HIIDE itself is a platform, a computer platform and device for carrying the algorithms and the technology. We’ve gone through a year-long development process, which was extremely complicated, and we’re now testing that device throughout from end to end. And we will be qualifying it and making sure it’s up to specs across the boards before releasing it.

Operator

Rob Allen, Frost & Sullivan.

Rob Allen - Frost & Sullivan - Analyst

It’s been a bit since we talked last, but just kind of from a high-level perspective here, you mentioned the Iridian patent or the Iridian technology, Bob. I know that their Flom patent is falling off this year. Are you guys anticipating leveraging that based on the licenses you have, or kind of what’s the take on that?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

No. As you know the Flom patent expired in the United States last year, and it will expire in Europe this year. The Daugman patents continue. Now, we are very happy using the products and the technology we have. Some people have talked about other algorithms coming in, other technologies. We believe that we have a significant head start over everyone else in this space, and we’re going to continue to exploit that. We believe that we have some of the most advanced products with PIER and HIIDE when we begin shipping that in production the latter part of this year.

So there may be new people coming into this space, new opportunities. But we think we have a significant head start and an advantage both with our products and our position with our customers in the market.

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Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Rob Allen - Frost & Sullivan - Analyst

So that actually kind of leads into the follow-on question. Especially looking at SecuriMetrics’ product portfolio when coupled with the Identix and Viisage products, it definitely to me seems like there’s that governmental focus. Are you guys still having room in there for the corporate clients, or are you really going after the government dollar right now?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

I think the government like in so many of these technologies, we will continue to support it and develop the market. And then the tail and whether it’s 1 year, 2 years, 3 years will be the new applications in the commercial world. But I think the order here will be — it will be DoD will be a driver, whether it’s Department of Homeland Security, TSA, whatever. Then, you will see an extension into the local, the municipal and the state markets with drivers’ license and passports and things of that nature and the criminal market. Then, you will see the financial institutions beginning to pick this up, whether it’s ATMs or whether it’s access security in buildings or whatever. And then ultimately, there will be commercial applications down the road, whether it’s in the healthcare industry or whatever.

Rob Allen - Frost & Sullivan - Analyst

Any guesses on that timeline at all? Or do you want to kind of refrain?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

I will refrain. Again, I will go back to the guidance. There are so many — so many projections out there now, as there have been for the past couple years that project CAGR in excess of 40 to 50%. You know whether that’s IBG or whether that’s Frost & Sullivan, we’re building our model where we can be very profitable and very successful with 20% organic growth. And if there is upside to that, we will be very happy.

Rob Allen - Frost & Sullivan - Analyst

Great. Well, I again want to congratulate you guys on taking this from the fringe to center stage. Good luck.

Operator

David Gremmels, Thomas Weisel Partners.

Noah Popaneck - Thomas Weisel Partners - Analyst

This is actually [Noah Popaneck] calling in for David Gremmels. The 15 million and 3 million, does that assume that the earnout is achieved or is that kind of just the base case?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

If they achieve those revenues, that would give them the earnout. Now, that would give them about I believe 5 million of that earnout.

Noah Popaneck - Thomas Weisel Partners - Analyst

5 million okay. Thanks and then just a couple questions on the PIER and the HIIDE product. You mentioned that the PIER currently has about 2,000 deployed. Is the military continuing to buy those right now? Is there an ongoing rollout?

Greg Peterson - SecuriMetrics - Founder, CEO

Bob, should I answer?

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Yes.

Greg Peterson - SecuriMetrics - Founder, CEO

The military is continuing buying the PIER devices, and we have every expectation that they will be buying the HIIDE devices available.

Noah Popaneck - Thomas Weisel Partners - Analyst

And then on the HIIDE, you mentioned that that combines finger, face, and iris. Where was the finger and the face technology coming from for those? Were they using Viisage and/or Identix for that or somebody else?

Greg Peterson - SecuriMetrics - Founder, CEO

On the finger and face technology, we made the device fairly agnostic, so we could incorporate any variety of algorithms. And we will be working with Viisage and Identix to make sure we maximize the use of their algorithms.

Operator

[Damian Gilbert], Chesapeake Partners.

Damian Gilbert - Chesapeake Partners - Analyst

Congratulations on another excellent acquisition. Bob, thanks for the update on your Identix time. Just a quick follow-up question to that. It looks like it has taken a little longer since signing the deal to get the HSR filed. Can I assume you have been using the time to sort of lay a groundwork to avoid an HSR second?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Yes, no. The HSR filings always take a lot of time, and you want to make sure that you’ve covered all the bases. Really the time that’s taken is really accumulating data. I mean there’s so much data that you’ve really got to go back to the beginning of every conversation and what did you say and who has what and who is in the market and what are they doing in the market? So it’s really an information gathering process that at L-3, we must have done 50 of them. They just take a long time to do, you know? It is just time consuming.

Damian Gilbert - Chesapeake Partners - Analyst

So (indiscernible) still sort of going into the final, you guys feel pretty confident still about that you won’t get a second request?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

We feel very confident we are going to not have a material issue here. I won’t comment regarding the second request.

Operator

Tim Quillin, Stephens, Inc.

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Tim Quillin - Stephens, Inc - Analyst

You had started to answer the question about the earnouts, but you talked about the 5 million and what triggers that. Can you talk about the additional 8 million and what the triggers would be for that earnout?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

They involve contingencies regarding the resolution of any dispute with Iridian.

Tim Quillin - Stephens, Inc - Analyst

What will be the timeframe of working out that I guess — is it a potential dispute or is it already disputed as we speak?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

There is a dispute in process now, and we’ve put a 2-year timeline on it and provided for contingencies regarding that.

Operator

Keith LaRose, Bradley, Foster & Sargent.

Keith LaRose - Bradley, Foster & Sargent - Analyst

You had alluded, Bob, previously I thought on the last call to another director being added at some point. And I got the feeling that it might be someone that you hold in very high esteem. Do you have anymore information along those lines?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Yes, that person has been vetted, and we are getting very close. Really, the reason it hasn’t been announced yet is because we are in the process of reconstructing the Board you know in connection with this acquisition of Identix. So what I want to do is announce the new Board all at once.

Keith LaRose - Bradley, Foster & Sargent - Analyst

Also, on the SecuriMetrics perspective and decision relative to becoming slightly non-agnostic by becoming part of the Viisage platform, can the Head of SecuriMetrics kind of give us a thumbnail on that decision process to become part of this family?

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Sure.

Greg Peterson - SecuriMetrics - Founder, CEO

Well, the decision to become part of the family was multifactorial of course. The issue of the algorithms, I believe that that decision will be made as we go forward. We will do what the market needs, and we will maximize the value of the technology and the hardware as we go forward. But, those are all decisions that are embedded in the integration process in going forward.

Keith LaRose - Bradley, Foster & Sargent - Analyst

Some of the other strengths that you think that this group brings to your platform that you didn’t have without them, can you talk about that a bit?

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Greg Peterson - SecuriMetrics - Founder, CEO

Our company has a great strength in engineering and development. We have I think a very, very fine group of developmental engineers here. We also have wonderful relationships with our customers, who believe we support them extraordinarily well. Having said that, we are a small company. And joining with the quality organization that Bob LaPenta has brought together and Viisage and Identix is getting us will give us access to world markets that we never could have begun to dream about as a small company.

Keith LaRose - Bradley, Foster & Sargent - Analyst

Nice going, Bernard, by the way on everything.

Bernard Bailey - Viisage Technology - President, CEO

Thank you. A lot of people working really hard (multiple speakers).

Operator

Jay Meier.

Jay Meier - MJSK Equity Research - Analyst

I just have one more quick question on the products, the PIER products and the HIIDE products. How does that application interact or interconnect with remote databases?

Greg Peterson - SecuriMetrics - Founder, CEO

The PIER device and the HIIDE device are both designed to be stand-alone portable handheld devices. In addition, they have the capability of connecting through a network to other systems through Ethernet connection, also through wireless connectivity. So, the devices can operate independently or as part of a network. Did that answer your question?

Jay Meier - MJSK Equity Research - Analyst

Yes, it does. Very good.

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

I might add that this really rounds out the wireless portfolio that we have. It fits very nicely in with Viisage’s portable technology for the law-enforcement/criminal market, Identix’s either system. And now, we have this capability. So, we can offer the customer any type of technology they want in a wireless mode.

I think we’re going to have to cut it off after one more question.

Operator

Sir, we actually don’t have any other questions. And I will turn it back to you for closing remarks.

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FINAL TRANSCRIPT

Feb. 06. 2006 / 11:30AM, VISG - Viisage Technology, Inc. Acquires SecuriMetrics - Conference Call

Bob LaPenta - Viisage Technology - Chairman and Chairman, CEO and Founder, L-1 Investment Partners

Great. Well, thanks very much for participating in the call. We’re very excited about this company and this opportunity. Again, I would like to reiterate, this just about brings our Phase I to a close, and I think we have picked up the market leaders in each of these spaces. Now, we look forward to integrating them and realizing some of the potential in the marketing and the R&D and management leverage that I think we will bring together in this combination.

So, with that, you know if there are any additional questions, you can give us a call off-line separately. Any one of the people on the phone today or [Donny Fordice] at the corporate office in Stamford. With that, we will sign off. Thank you very much and have a good day.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Everyone, have a wonderful day.

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